UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 or 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-38934

Maverix Metals Inc.

(Translation of registrant’s name into English)

Suite 575, 510 Burrard Street

Vancouver, British Columbia V6C 3A8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☐               Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
C. Warren Beil
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Management’s Discussion and Analysis for the three and six month periods ended June 30, 2020

99.2	Unaudited Condensed Consolidated Interim Financial statements for the three and six month periods ended June 30, 2020 and 2019

99.3	Form 52-109F2 – Certification of Interim Filings Full Certificate – CEO

99.4	Form 52-109F2 – Certification of Interim Filings Full Certificate – CFO

99.5	News Release dated August 13, 2020